

February 4, 2009

<u>Via U.S. Mail</u>

Blaine Boerchers
Chief Financial Officer
Enterra Energy Trust
Suite 2700, 500 – 4th Avenue S.W.
Calgary, Alberta, Canada
T2P 2V6

      Re: **Enterra Energy Trust**
             Form 40-F
             Filed March 27, 2008
             Response Letter Dated January 16, 2009
             File Number 001-32744

Dear Mr. Boerchers:

    We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                  Sincerely,

                  Anne Nguyen Parker
                  Branch Chief

cc: Tracey L. McNeil
cc: John Cannarella